Exhibit 99.2

RECENT DEVELOPMENTS

The term “TotalEnergies” or the “Company” in this exhibit is used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities.

TotalEnergies announces the third interim dividend of €0.79/share for fiscal year 2024, an increase close to 7% compared to 2023

On October 30, 2024, the Board of Directors of the Company (the “Board of Directors”) met, under the chairmanship of Mr. Patrick Pouyanné, Chairman and Chief Executive Officer, decided the distribution of the third 2024 interim dividend of 0.79 €/share, an increase of 6.8% compared to the three interim dividends paid for fiscal year 2023 and identical to the first and second 2024 interims. This increase is in line with the shareholder return policy confirmed by the Board of Directors in February 2024 and reiterated at the Annual General Meeting of May 24, 2024.

This interim dividend will be paid in cash exclusively, according to the following timetable:

	Shareholders	American Depositary Shares holders

Ex-dividend date	March 26, 2025	March 25, 2025

Payment date	April 1, 2025	April 16, 2025

Brazil: First oil of Mero-3

On October 30, 2024, TotalEnergies announced first oil from the third development phase of the Mero field on the Libra block, located 180 kilometers off the coast of Rio de Janeiro, Brazil, in the pre-salt area of the Santos Basin.

Launched in August 2020, “Mero-3” includes 15 wells connected to the Marechal Duque de Caxias FPSO (Floating Production, Storage and Offloading unit), with a production capacity of 180,000 barrels of oil per day (b/d). Mero-3 has been designed to minimize greenhouse gas emissions, with reinjection of the associated gas into the reservoir and zero routine flaring. The FPSO is expected to be later connected to the HISEP® pilot project, using an innovative high pressure subsea separation technology. Currently under development, this pilot project is expected to separate oil from CO2-rich gas at the bottom of the ocean and reinject the gas directly into the reservoir.

With the start-up of Mero-3, the overall production capacity of Mero field is expected to reach 590,000 b/d. An additional development phase of 180,000 b/d, “Mero-4”, is currently under construction, with a start-up expected in 2025. At full capacity, production from the Mero field is expected to represent over 100,000 b/d in TotalEnergies share.

Mero is a unitized field, operated by Petrobras (38.6%), in partnership with TotalEnergies (19.3%), Shell Brasil (19.3%), CNPC (9.65%), CNOOC (9.65%) and Pré-Sal Petróleo S.A (PPSA) (3.5%) representing the Government in the non-contracted area.

Denmark: TotalEnergies discovers new gas condensate resources in offshore Harald field

On October 29, 2024, TotalEnergies announced that the Harald East Middle Jurassic nearby exploration well (HEMJ-1X) has discovered additional gas condensate resources in the Harald field, in the Danish North Sea.

Located in shallow waters, 250 km off the west coast of Denmark, the HEMJ-1X well was drilled in the Eastern part of Harald field and encountered 48 meters of net gas condensate pay in a good quality reservoir.

The HEMJ-1X well is expected to be immediately connected to the Harald platform and to start producing before the end of the year through the existing Harald and Tyra facilities.

TotalEnergies is the operator of the Danish Underground Consortium with a 43.2% working interest, alongside joint venture partners BlueNord (36.8%) and Nordsøfonden (20.0%).

Renewables & Green Hydrogen: TE H2, CIP, and A.P. Møller Capital partner for a large-scale project in the Kingdom of Morocco

On October 28, 2024, under the presidency of His Majesty King Mohammed VI of Morocco and His Excellency Emmanuel Macron, President of the French Republic, the government of the Kingdom of Morocco and TE H2, along with its partners, signed a Preliminary Contract for Land Reservation for the “Chbika” project.

This agreement is expected to allow TE H2, a joint venture between TotalEnergies and the EREN Group, together with the two Danish companies, Copenhagen Infrastructure Partners (CIP), through its Energy Transition Fund, and A.P. Møller Capital, through its Emerging Markets Infrastructure Fund, to launch the pre-FEED studies.

Located near the Atlantic coast in the Guelmim-Oued Noun region, the “Chbika” project aims to build 1 GW of onshore solar and wind capacities that are expected to power the production of green hydrogen through the electrolysis of desalinated seawater and its transformation into 200,000 tons per year of green ammonia for the European market. This project is expected to constitute the first phase of a development program aimed at creating a world-scale green hydrogen production hub.

TE H2 and CIP are expected to be responsible for the development of renewable energy production (solar, wind, green hydrogen, and its derivatives), while A.P. Møller Capital is expected to develop the port and associated infrastructure. This contract, a first in Morocco, is expected to highlight the country’s exceptional renewable potential and contribute to the economic development of the Kingdom.

Brazil: TotalEnergies sells its fuel distribution activities to SIM Distribuidora

On October 18, 2024, TotalEnergies signed an agreement to sell its fuel distribution activities in Brazil to SIM Distribuidora, a Brazilian company. The transaction involves a network of about 240 filling stations and several storage facilities for petroleum products and ethanol.

SIM Distribuidora, one of the recognized players of the fuel distribution business in Brazil, belongs to Grupo Argenta.

This sale reflects the selective strategy of TotalEnergies in Marketing & Services in the retail network business focused on core geographies with significant market share positions. The Company expects to retain its lubricants blending and distribution activities in Brazil.

The acquisition remains subject to authorization by the relevant authorities.

TotalEnergies expands global LNG bunkering footprint

On October 10, 2024, TotalEnergies signed a charter contract with Spanish shipowner Ibaizabal for a new liquefied natural gas (LNG) bunker vessel of 18,600m3 capacity. This new vessel is expected to expand the Company’s global presence in bunkering hubs. In particular, this additional vessel might be deployed in Oman, where the Company is developing the Marsa LNG project with the objective to provide LNG to the shipping sector in the Gulf.

The vessel, owned by Ibaizabal, is expected to supply LNG to a wide range of vessels (containerships, tankers, large cruise ships, ferries) at TotalEnergies’ LNG bunkering hubs and meet the highest technical and environmental standards.

Used as a marine fuel, LNG is an immediately available transition fuel that reduces greenhouse gas (GHG) emissions in the shipping sector by around 20%. It also significantly improves air quality by reducing nitrogen oxides (NOx) emissions by up to 85%, and it almost completely eliminates (by 99%) sulfur oxides (SOx) and fine particles. These benefits are particularly impactful when ships are at berth, improving the quality of life for port cities and communities in coastal areas.

This new vessel, currently being constructed by Hudong–Zhonghua Shipbuilding in China, is expected to be delivered by the end of 2026 and join TotalEnergies’ current fleet of three deployed LNG bunker vessels: the Gas Agility, which has been positioned in the Port of Rotterdam, the Gas Vitality, operated in the Port of Marseille and the Brassavola located in the Port of Singapore.

LNG’s role in shipping’s energy transition

Used as a marine fuel, LNG helps cut greenhouse gas emissions by around 20% compared to conventional marine fuel and has the potential to reduce emissions significantly more if bio or synthetic LNG is used. As such, marine LNG is a sustainable, affordable and immediately available way of reducing emissions in the shipping sector. TotalEnergies has actively invested in LNG bunkering infrastructure, critical to supporting its shipping customers' adoption of LNG as a marine fuel.

TotalEnergies, the world’s third largest LNG player

TotalEnergies is the world’s third largest LNG player with a global portfolio of 44 Mt/y in 2023 thanks to its interests in liquefaction plants in all geographies. The Company benefits from an integrated position across the LNG value chain, including production, transportation, access to more than 20 Mt/y of regasification capacity in Europe, trading, and LNG bunkering. TotalEnergies’ ambition is to increase the share of natural gas in its sales mix to close to 50% by 2030, to reduce carbon emissions and eliminate methane emissions associated with the gas value chain, and to work with local partners to promote the transition from coal to natural gas.

Decarbonizing French Industry: TotalEnergies signs a renewable electricity supply agreement with Saint-Gobain

On October 8, 2024, TotalEnergies signed a Power Purchase Agreement (PPA) with Saint-Gobain, under which TotalEnergies is expected to supply renewable electricity to Saint-Gobain’s French facilities. It will take effect from January 2026 for a total volume of 875 GWh over a period of five years.

TotalEnergies is expected to provide Saint-Gobain with a baseload supply of electricity and guarantees of origin for that amount of power, produced by TotalEnergies’ wind and solar plants in the northeast and south of France, and the Loire Valley.

The contract for renewable electricity between the two companies adds to a previous agreement, signed in June 2023, for the sale to Saint-Gobain of biomethane produced by TotalEnergies at its BioBéarn site.

Tailored solutions for the specific needs of our customers worldwide

The PPA with Saint-Gobain follows similar contracts signed with Air Liquide, Amazon, LyondellBasell, Merck, Microsoft, Orange and Sasol, and provides a further illustration of TotalEnergies’ ability to develop innovative solutions by leveraging its diverse asset portfolio to support its customers’ decarbonization efforts.

Integrated Power in Germany: TotalEnergies joins RWE in two offshore wind projects

On October 7, 2024, TotalEnergies signed an agreement with RWE to acquire a 50% stake in two offshore wind projects in the North Sea. These two projects, N-9.1 (2 GW) and N9.2 (2 GW), located 110 km off the German coast, were awarded to RWE in August 2024 and have 25-year licenses extendable to 35 years.

This acquisition will add to our already awarded N-12.1, N-11.2 and O-2.2 concessions, which is expected to enable TotalEnergies to benefit from the synergies of its 6.5 GW German offshore wind hub and optimize its construction and operation costs.

Preliminary studies on the marine environment, subsoil, and wind and oceanographic conditions have already been conducted by the German Federal Maritime and Hydrographic Agency (BSH). This data is expected to help RWE and TotalEnergies to plan the construction of the parks, which are scheduled to be commissioned in 2031 and 2032, respectively.

Strategy & Outlook Presentation 2024

On October 2, 2024, Patrick Pouyanné, Chairman and CEO, and the members of the Executive Committee presented TotalEnergies’ Strategy & Outlook in New York. The webcast of the presentation in English is available on totalenergies.com.

TotalEnergies advanced its balanced and profitable transition strategy anchored on two pillars: Oil & Gas, notably LNG, and electricity, expecting to grow its global energy production (oil, gas, electricity, bioenergy) by 4% per year through 2030 while drastically lowering the emissions from its operations (-40% on Scope 1+2 net in 2030 vs 2015 and - 80% on methane in 2030 vs 2020). As a result of this transition strategy, the average carbon content of TotalEnergies’ energy sales is expected to be 25% lower in 2030 vs 2015.

Since its last outlook in September 2023, TotalEnergies has de-risked its growth and profitability perspectives in several ways:

•            An expected Oil & Gas production average growth of ~3% per year to 2030, led by LNG, thanks to the launch of six major projects in 2024 (two in Brazil, Suriname, Angola, Oman, Nigeria) that de-risk, high-grade and extend guidance from 2028 to 2030. Over the next two years in 2025 and 2026, growth is expected to exceed 3% per year due to the start-up of several high margin projects (US GoM, Brazil, Iraq, Uganda, Argentina, Malaysia, Qatar), which are accretive in net income per barrel and cash-flow per barrel. In 2024, the Company has also de-risked its LNG exposure to spot gas prices by signing long-term LNG sales contracts mainly indexed on Brent and by developing its upstream gas production in the US through two low-cost acquisitions.

Natural gas is indeed at the core of TotalEnergies’ transition strategy through an expected outstanding LNG growth (+50% over 2024-2030) and a gas-to-power integration supporting its profitable Integrated Power strategy to complement the intermittent renewables.

•            Growing electricity generation, expected to reach more than 100 TWh in 2030, of which 70% is expected to be renewable and 30% flexible-based. It is expected to represent nearly 20% of global energy production of the Company.

The Company retains flexibility to reduce its net investments by $2 billion in the case of a sharp drop in prices.

Thanks to this clear and disciplined investment policy and the perspective for +$10 billion of free cash flow growth by 2030 (versus 2024 at same price deck), the Board of Directors has projected a shareholder return1 of over 40% of cash flow through cycles and has made the following decisions:

•             In 2024, execute $8 billion in share buybacks2, corresponding to approximately 5% of the Company's capital. Anticipated shareholder return1 is above 45% of 2024 cash flow.

1 Payout = (dividends + share buybacks for cancellation) / CFFO

2 Including coverage of employees share grant plans

•             In 2025, continue share buybacks2 of $2 billion per quarter assuming reasonable market conditions, and increase the dividend per share by at least 5% based on the 2024 share buybacks.

Suriname: TotalEnergies announces Final Investment Decision for the GranMorgu development on Block 58

On October 1, 2024, Patrick Pouyanné, Chairman and CEO of TotalEnergies, met in Paramaribo with His Excellency Chandrikapersad Santokhi, President of the Republic of Suriname, and Annand Jagesar, CEO of Staatsolie Maatschappij Suriname N.V., Suriname’s National Oil Company, to announce the Final Investment Decision (FID) for the “GranMorgu” development located on offshore Block 58.

“GranMorgu” means both “new dawn” and “Goliath grouper” in Sranan Tongo, the local language.

A landmark project in a prolific basin

The GranMorgu project is expected to develop the Sapakara and Krabdagu oil discoveries, on which a successful exploration and appraisal campaign was completed in 2023. The fields are located 150 km off the coast of Suriname and hold recoverable reserves estimated at over 750 million barrels.

The project includes a 220,000 barrels of oil per day Floating Production Storage and Offloading (FPSO) unit, that replicates a proven and efficient design. Total investment is estimated at around $10.5 billion and first oil is expected in 2028. The GranMorgu FPSO is designed to accommodate future tie-back opportunities that would extend its production plateau.

TotalEnergies is the operator of Block 58 with a 50% interest, alongside APA Corporation (50%). Staatsolie has announced its intent to exercise its option to enter the development project with up to 20% interest. Partners agreed that Staatsolie is expected to contribute to the project from FID and is expected to finalize its interest before June 2025.

Leveraging best-in-class technologies to minimize GHG emissions

GranMorgu leverages technology to minimize greenhouse gas emissions, with a scope 1 and 2 emissions intensity below 16 kg CO2e/boe thanks in particular to:

•             an all-electric FPSO configuration, with zero routine flaring and full reinjection of associated gas into the reservoirs;

•             an optimized power usage with a Waste Heat Recovery Unit and optimized water cooling for improved efficiency; and

•             the installation of a permanent methane detection and monitoring system relying on a network of sensors.

Maximising local content for the benefit of Suriname economy and people

Significant investments are expected to be made in local content and job creation and are expected to contribute to the development of the Surinamese economy. Paramaribo is expected to serve as the primary hub for administrative, support and logistic activities. Local companies are expected to be involved in logistics, well services, as well as the installation and operations of the subsea systems and the FPSO. Overall local content is estimated to be more than $1 billion and more than 6000 jobs (2000 direct and 4000 indirect and induced) are expected to be created in Suriname.

Alongside the FID announcement, TotalEnergies and its partner APA signed a Memorandum of Understanding with the Health Ministry to support the rehabilitation of two mother and child hospitals in Paramaribo.

Renewables: TotalEnergies starts up its largest utility-scale solar farms with batteries in the United States

On September 30, 2024, TotalEnergies started commercial operations of Danish Fields and Cottonwood, two utility-scale solar farms with integrated battery storage located in southeast Texas. These new projects, with a combined capacity of 1.2 GW, are part of a portfolio of renewable assets totaling 4 GW in operation or under construction in Texas.

Danish Fields is TotalEnergies’ largest solar farm in the United States, with a capacity of 720 MWp and 1.4 million ground-mounted photovoltaic panels. Danish Fields also features a 225 MWh battery storage system supplied by Saft, the battery subsidiary of TotalEnergies.

70% of Danish’s solar capacity has been contracted through long-term Corporate Power Purchase Agreements (CPPAs) signed with industry players like Saint-Gobain, featuring an upside sharing mechanism indexed on merchant price.

The remaining 30% will support the decarbonization of TotalEnergies’ industrial plants in the U.S. Gulf Coast region. Along with Myrtle Solar which was commissioned in 2023 and the under-construction Hill 1 solar farm, these three projects will cover the electricity consumption of TotalEnergies’ industrial sites in Port Arthur and La Porte in Texas, and Carville in Louisiana.

Cottonwood has a capacity of 455 MWp featuring over 847,000 ground-mounted photovoltaic panels. The site is expected to also feature 225 MWh of battery storage supplied by Saft, scheduled for commissioning in 2025. Cottonwood’s electricity production is contracted under long-term PPAs indexed to merchant prices through an upside-sharing mechanism with LyondellBasell and Saint-Gobain, to support their decarbonization efforts.

U.S.A.: TotalEnergies enhances gas value chain integration by acquiring producing assets in the Eagle Ford basin

On September 27, 2024, TotalEnergies signed an agreement with Lewis Energy Group to acquire a 45% interest in dry gas producing assets owned and operated by Lewis Energy Group in the Eagle Ford basin in Texas. The acquisition of these low cost and long plateau assets further strengthens TotalEnergies’ integration across the gas value chain in the US, and follows the Texas Dorado acquisition announced in April 2024.

TotalEnergies further expands its natural gas production in the U.S.

Located in Southwest Texas, the acquired assets have the potential to be developed to reach a sustainable gross production of around 400 Mcf/d by 2028.

This is the second acquisition of non-operated shale gas assets in 2024 after the purchase of non-operated interest in the Dorado asset, located in the Eagle Ford basin and which was purchased from Lewis Energy Group earlier this year. Moreover, TotalEnergies operates a technical production of around 500 Mcf/d in the Barnett.

TotalEnergies, one of the largest exporters of U.S. LNG

With over 10 million tons (Mt) exported in 2023, TotalEnergies is one of the largest exporters of U.S. LNG, thanks to its 16.6% stake in the Cameron LNG plant in Louisiana and several long-term purchasing agreements. The Company’s U.S. LNG export capacity is expected to reach 15 Mt/y by 2030.

Norway: Northern Lights facilities completed and ready to store CO2

On September 26, 2024, TotalEnergies and its partners, Equinor and Shell, announced the completion of the CO2 receiving and storage facilities of Northern Lights Joint-Venture in Norway. The facilities consist of a terminal that will receive CO2 cargos, a 100 km subsea pipeline for CO2 transportation to the offshore storage location, and subsea injection facilities for safe and permanent CO2 storage in a reservoir 2,600 meters below the seabed.

Northern Lights is now ready to receive and permanently store CO2 from European industries, with the first CO2 injection expected in 2025. Developing CO2 transportation and storage services is one of the necessary levers to reduce emissions and a realistic decarbonization solution for European industry.

Northern Lights is one of the world’s first commercial CO2 transportation and storage projects. The first phase of the project was supported by the Norwegian government and has a capacity of 1.5 Mt CO2/year, which has been fully booked by customers in Norway and Continental Europe. Studies are under way for a capacity expansion to more than 5 Mt CO2/y in a second phase.

South Korea: TotalEnergies will supply 200,000 tons per year of LNG to HD Hyundai Chemical until 2033

On September 24, 2024, in line with its strategy to grow its long-term LNG sales, TotalEnergies announced the signing of a Heads of Agreement (HoA) with HD Hyundai Chemical for the delivery of 200,000 tons of LNG per year for 7 years starting from 2027.

Thanks to this agreement, with prices indexed both to Brent and Henry Hub, TotalEnergies strengthens its long-term position in South Korea, the world’s third-largest LNG importing country. In Asia, LNG serves as a true transition energy, mitigating the intermittency of renewable energy sources and reducing emissions when it replaces coal in electricity generation.

Air France-KLM ramps up its SAF offtake agreement with TotalEnergies, which will supply up to 1.5 million tons of more sustainable aviation fuel over a 10-year period

On September 23, 2024, TotalEnergies and Air France-KLM signed an agreement for TotalEnergies to supply up to 1.5 million tons of more sustainable aviation fuel (SAF) to Air France-KLM Group airlines over a 10-year period, until 2035.

This agreement marks one of the largest SAF purchase contracts signed by Air France-KLM to date. In 2022 and 2023, Air France-KLM was the world's leading SAF user, representing 17% and 16% of total global production respectively.

Accelerating the decarbonization of air transport in Europe

This contract builds on a memorandum of understanding (MoU) signed in 2022 for the supply of 800,000 tons of SAF. By re-evaluating this agreement today, the two groups are reaffirming their objective to curb the environmental impact of the air transport sector as quickly as possible by reducing CO2 emissions.

The SAF supplied to Air France-KLM will be made from waste and residues from the circular economy and is expected to be produced in TotalEnergies' French and European biorefineries and refineries by coprocessing. This SAF is expected to be used to fuel flights operated by Air France-KLM’s airlines on departure from France, the Netherlands, and other European countries. The development of SAF is at the heart of TotalEnergies' transition strategy to meet demand from the aviation sector.

Air France-KLM has implemented a strict sourcing policy, purchasing only second-generation SAF that does not compete with global food production, and that is RSB or ISCC+ certified for its sustainability.

SAF allows for a reduction in CO2 emissions of at least 75% and up to 90% over the entire fuel life cycle, compared with fossil fuel equivalents.

A long-standing partnership between TotalEnergies and Air France-KLM

For the past 10 years, TotalEnergies and the Air France-KLM Group have been working together to test and incorporate sustainable aviation fuel. This partnership began in 2014 with “Lab’line for the Future”, a two-year experiment during which 78 Air France flights between Paris-Orly and Toulouse, and between Paris-Orly and Nice were fueled with 10% SAF supplied by TotalEnergies.

In January 2020, TotalEnergies and Air France took part, alongside Safran and Suez, in the Call for Expressions of Interest launched by the French government to encourage the emergence of a French SAF production industry.

Since 2022, TotalEnergies has been supplying SAF to Air France-KLM Group airlines in France, as part of the French incorporation mandate.

French and European SAF production

TotalEnergies is investing heavily in projects to produce more sustainable aviation fuel in France and Europe:

•             In Grandpuits: TotalEnergies is transforming the site into a zero-oil platform with an investment of 400 million euros. Mainly focused on the production of SAF from the circular economy, Grandpuits is expected to be able to produce 210,000 tons of sustainable aviation fuel by 2025, and an additional 75,000 tons by 2027.

•              In Normandy: TotalEnergies has started producing SAF at its Gonfreville refinery. The company plans to increase production to 160,000 tons of SAF per year by 2025.

•             At La Mède: TotalEnergies has invested 340 million euros to transform its refinery into a biorefinery. In 2024, TotalEnergies has invested an additional 70 million euros to process up to 100% waste from the circular economy and produce SAF by 2025. Since 2021, biodiesel produced at La Mède has been used to produce SAF at TotalEnergies' Oudalle plant near Le Havre.

TotalEnergies is studying the production of SAF through co-processing in its other European refineries by 2025.

Argentina: production start-up at Fenix offshore gas field

On September 20, 2024, TotalEnergies announced the start of production from the Fenix gas field, located 60 km off the coast of Tierra del Fuego in Southern Argentina.

The Fenix field is part of the Cuenca Marina Austral 1 (CMA-1) concession, in which TotalEnergies holds a 37.5% operated interest, alongside its partners Harbour Energy (37.5%) and Pan American Energy (25%).

With a production capacity of 10 million cubic meters per day (70,000 boe/d), the Fenix development consists of a new unmanned platform, located in 70 meters water depth and connected to the existing CMA-1 facilities. Gas produced at Fenix is sent through a 35-kilometer subsea pipeline to the TotalEnergies-operated Véga Pléyade platform and is subsequently treated onshore at the Río Cullen and Cañadon Alfa facilities, which are also operated by the Company. Fenix is a low cost, low emissions development, with a carbon intensity of 9 kg CO2e/boe, leveraging on the existing infrastructure.

Long-term LNG sales in China: TotalEnergies will supply 1.25 million tons per year to CNOOC until 2034

On September 19, 2024, in line with its strategy to grow its long-term LNG sales, TotalEnergies announced a 5-year extension of its sales and purchase agreement (SPA) with CNOOC, for the delivery of 1.25 million tons of LNG per year to China until 2034.

Thanks to this agreement, TotalEnergies strengthens its long-term positions in the growing Chinese market. In China, natural gas serves as a crucial transition energy, mitigating the intermittency of renewable energy sources and reducing emissions when used as a substitute for coal in electricity generation.

Long term LNG sales in Turkey: TotalEnergies will supply 1.1 million tons per year to BOTAŞ for 10 years

On September 18, 2024, in line with its strategy to grow its long-term LNG sales, TotalEnergies announced the signing of an HoA with BOTAŞ for the delivery of 1.1 million tons of LNG per year for ten years starting from 2027.

This agreement allows TotalEnergies to strengthen a long-term presence in the Turkish LNG market. Natural gas plays a crucial role as a transition energy, addressing the intermittency of renewable energy sources and reducing emissions by replacing coal in electricity generation.

Decarbonization: TotalEnergies joins the first Japanese fund dedicated to the development of low-carbon hydrogen

On September 12, 2024, TotalEnergies announced its entry as an investor in the “Japan Hydrogen Fund” at its first close, joining several major Japanese companies in this fund dedicated to developing the low-carbon hydrogen value chain.

At its launch, the fund was initially endowed with over $400 million, thanks to contributions from prominent Japanese investors: Toyota Motor Corporation, Iwatani Corporation, Sumitomo Mitsui Banking Corporation, MUFG Bank, Tokyo Century Corporation, Japan Green Investment Corp. for Carbon Neutrality, and the Bank of Fukuoka.

The fund will be managed by Advantage Partners, one of Japan’s leading private equity firms, and is launched by the Japan Hydrogen Association (JH2A), the largest private hydrogen value chain promotion council in Japan, representing over 440 members and aiming to promote sustainable development with hydrogen.

This commitment follows TotalEnergies’ launch of the Hy24 clean hydrogen infrastructure fund in 2021 along with Air Liquide and VINCI.

India: TotalEnergies to invest in a new solar portfolio of over 1 GW with Adani Green

On September 3, 2024, TotalEnergies and Adani Green Energy Limited (AGEL) have entered into an agreement to create a new joint venture, equally owned by TotalEnergies and AGEL, with a 1,150 MWac (1,575 MWp) solar portfolio in Khavda in Gujarat.

The electricity generated by the solar projects is expected to be sold through Power Purchase Agreements (PPAs) signed with the federal government agency, Solar Energy Corporation of India (SECI), and through sales on the wholesale market. This new transaction is expected to allow TotalEnergies to capitalize on the ongoing liberalization of the Indian electricity market.

This is expected to strengthen TotalEnergies’ strategic alliance with AGEL, allowing it to support the company in becoming a global renewable leader as it targets 50 GW of renewable power capacity by 2030. AGEL already operates over 11 GW of solar and wind capacity in India.

AGEL is expected to contribute to the joint venture with assets and TotalEnergies will provide an equity investment of $444m to support their development. The signing and completion of the transaction is subject to the approval of AGEL’s shareholders and satisfaction of customary closing conditions, including the receipt of certain regulatory approvals.

Khavda: one of the world’s largest renewable energy plants

AGEL (19.75% owned by TotalEnergies) is developing one of the world’s largest renewable energy sites in the Khavda region (Gujarat). Spanning over 538 km2, five times the size of Paris, the site is expected to boast solar and wind capacity of 30 GW. Of this, 2 GW has already been operationalized by AGEL. Once completed, Khavda is expected to generate enough electricity to power the equivalent of 16 million homes in India.

United States: TotalEnergies invests in sustainable forestry operations to preserve sustainable carbon sinks

On August 30, 2024, TotalEnergies signed a $100 million agreement with Anew Climate, a North American leader in climate solutions, and Aurora Sustainable Lands, a carbon-stewardship company and forest landowner in the U.S. to deploy their projects aimed at protecting productive forests from heavy timber harvesting, advancing conversion to sustainable management practices, and enhancing their ability to store more carbon from the atmosphere. The investment supports Improved Forest Management (IFM) practices across a portfolio of 20 carbon projects, covering 300,000 hectares in 10 states across the U.S. (Arkansas, Florida, Kentucky, Louisiana, Michigan, Minnesota, New York, Virginia, West Virginia, and Wisconsin). Anew Climate and Aurora Sustainable Lands will provide operational oversight to help ensure the carbon projects meet the highest standards of additionality and durability.

The environmental benefits expected from this improved forest management include the preservation of natural carbon sinks by reducing timber harvesting, as well as water and soil quality improvement, biodiversity protection and natural habitat conservation. The carbon credits generated are expected to be acquired by TotalEnergies and retired beyond 2030. After prioritizing emission avoidance and reduction, the Company is expected to use these credits to voluntarily offset part of its remaining direct Scope 1 & 2 emissions.

TotalEnergies supports the U.S government’s Voluntary Carbon Markets Principles

TotalEnergies welcomes the Voluntary Carbon Markets Joint Policy Statement and Principles guide issued by U.S. government on May 28, 2024. The Company’s actions in nature-based solutions are aligned with these Principles, particularly those focused on integrity, transparency and environmental protection

United Kingdom: TotalEnergies launches a floating offshore wind pilot project to supply renewable electricity to an offshore oil & gas platform in the North Sea

On August 29, 2024, TotalEnergies announced the launch of a pilot project consisting of a floating wind turbine to supply renewable power to Culzean offshore platform in the UK North Sea, thus pioneering an innovative decarbonization scheme.

The 3 MW floating wind turbine will be located 2 km west of the Culzean platform, 220 km off the eastern coast of Scotland. This turbine, expected to be fully operational by the end of 2025, is expected to supply around 20% of Culzean’s power requirement, thereby reducing its GHG emissions. The turbine will be installed on a modular, light semi-submersible floater hull designed by Ocergy, allowing for fast assembly and optimized costs.

This pilot project was selected in Crown Estate Scotland’s Innovation and Targeted Oil & Gas (INTOG) leasing round, designed to encourage and support the use of offshore wind energy to directly supply offshore oil & gas platforms.

United States: First oil from the Anchor field in Gulf of Mexico

On August 12, 2024, TotalEnergies announced the start of production from the Anchor field, located in the US Gulf of Mexico, in which the Company has a 37.14% interest alongside operator Chevron (62.86%).

Located 225 kilometers off the Louisiana coast, Anchor, which development was launched in December 2019, consists of a system of subsea wells connected to a semi-submersible floating production unit (FPU) with a production capacity of 75,000 barrels of oil per day and 28 million cubic feet of gas per day. At plateau, Anchor is expected to represent close to 30,000 barrels of oil equivalent per day (boe/d) net for TotalEnergies. The Anchor FPU has been designed to minimize greenhouse gas emissions through an all-electric configuration, with electric motors and electronic controls, and the utilization of waste heat and vapor recovery technologies.

TotalEnergies sells its shares in Total Parco in Pakistan

On August 6, 2024, TotalEnergies signed an agreement to sell its 50% stake in Total PARCO Pakistan Limited (TPPL) to Gunvor Group, a leading global commodities trading company. The transaction reflects the selective strategy of TotalEnergies in Marketing & Services focused on core geographies with growth and transitioning opportunities.

TPPL is a 50/50 joint venture between TotalEnergies Marketing and Services and Pak-Arab Refinery Limited (PARCO) in Pakistan with a retail network of more than 800 service stations, fuel logistics, and lubricants activities.

The new entity is expected to continue its retail business under the existing “Total Parco” brand, and its lubricants business under the “Total” brand for five years in Pakistan, continuing to serve its customers.

The acquisition remains subject to authorization by the relevant authorities and related agreements.

Renewables: TotalEnergies acquires a portfolio of hydropower projects in Africa to deploy its multi-energy strategy

On July 30, 2024, TotalEnergies signed an agreement with Scatec, a Norwegian renewable energy company, to acquire 100% of its subsidiary SN Power, which holds interests in renewable hydropower projects in Africa, through a joint venture (51% SN Power) with Norfund and British International Investment (BII).

As a result of this transaction, which is subject to certain previous conditions, TotalEnergies is expected to acquire a 28.3% stake in the Bujagali hydropower plant currently in operation in Uganda. With a capacity of 250 megawatts (MW), it covers more than 25% of the country's peak electricity demand.

TotalEnergies is also expected to acquire minority stakes in two projects under development in Rwanda (260 MW) and Malawi (360 MW).

To date, TotalEnergies has interests in a number of hydropower projects with a gross capacity of 3.7 GW worldwide:

•             218 MW installed in Europe: in France (19 MW), Portugal (33 MW) and Turkey (166 MW)

•             1.5 GW under development in Mozambique (Mphanda Nkuwa project)

•             2 GW under development by Adani Green in India

South Africa: TotalEnergies exits from offshore Blocks 11B/12B and 5/6/7

On July 29, 2024, following the decision of the partner CNRI to withdraw from Block 11B/12B, TotalEnergies also announced its withdrawal from this block, off the Southern coast of South Africa, in which its affiliate TotalEnergies EP South Africa holds a 45% interest.

TotalEnergies entered into Block 11B/12B in 2013 and made two gas discoveries, Brulpadda and Luiperd, which could however not be turned into a commercial development as it appeared to be too challenging to economically develop and monetize these gas discoveries for the South African market.

TotalEnergies has also decided to exit from offshore exploration Block 5/6/7 where TotalEnergies EP South Africa currently holds a 40% interest.

TotalEnergies publishes its financial report for first half 2024

On July 26, 2024, the financial report of TotalEnergies SE for the first half 2024 was filed with the French Financial Markets Authority (Autorité des marchés financiers). It can be consulted and downloaded from the website totalenergies.com, under the heading Investors / Results and Reports / Results.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements (including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to the financial condition, results of operations, business activities and strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, technological innovations, meteorological conditions and events, as well as socio-demographic, economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Readers are cautioned not to consider forward-looking statements as accurate, but as an expression of the Company’s views only as of the date this document is published. TotalEnergies SE and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document. In addition, the Company has not verified, and is under no obligation to verify any third-party data contained in this document or used in the estimates and assumptions or, more generally, forward-looking statements published in this document.

The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the latest annual report on Form 20-F filed with the SEC.

Additionally, the developments of environmental and climate change-related issues in this document are based on various frameworks and the interests of various stakeholders which are subject to evolve independently of our will. Moreover, our disclosures on such issues, including climate-related disclosures, may include information that is not necessarily "material" under US securities laws for SEC reporting purposes or under applicable securities law.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this press release, such as “potential reserves” or “resources”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies SE, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at the Company website totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.